CUSIP No. 82321P104	Schedule 13G	Page 1 of 10 Pages

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. _____)*

Shengkai Innovations, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

82321P104
(CUSIP Number)

December 31, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 82321P104	Schedule 13G	Page 2 of 10 Pages

1.		Names of Reporting Persons

Iroquois Capital Management L.L.C.
2.		Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☐

3.		SEC Use Only

4.		Citizenship or Place of Organization

Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,908,570

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,908,570

9.		Aggregate Amount Beneficially Owned by Each Reporting Person

1,908,570 (see item 4)
10.		Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.		Percent of Class Represented by Amount in Row 9

9.99% (see item 4)
12.		Type of Reporting Person (See Instructions)

OO

CUSIP No. 82321P104	Schedule 13G	Page 3 of 10 Pages

1.		Names of Reporting Persons

Joshua Silverman
2.		Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☐

3.		SEC Use Only

4.		Citizenship or Place of Organization

United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,908,570

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,908,570

9.		Aggregate Amount Beneficially Owned by Each Reporting Person

1,908,570 (see item 4)
10.		Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.		Percent of Class Represented by Amount in Row 9

9.99% (see item 4)
12.		Type of Reporting Person (See Instructions)

IN; HC

CUSIP No. 82321P104	Schedule 13G	Page 4 of 10 Pages

1.		Names of Reporting Persons

Richard Abbe
2.		Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☐

3.		SEC Use Only

4.		Citizenship or Place of Organization

United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,908,570

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,908,570

9.		Aggregate Amount Beneficially Owned by Each Reporting Person

1,908,570 (see item 4)
10.		Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.		Percent of Class Represented by Amount in Row 9

9.99% (see item 4)
12.		Type of Reporting Person (See Instructions)

IN; HC

CUSIP No. 82321P104	Schedule 13G	Page 5 of 10 Pages

Item 1.

	(a)	Name of Issuer:

Shengkai Innovations, Inc.
	(b)	Address of Issuer’s Principal Executive Offices:

No. 27, Wang Gang Road, Jin Nan (Shuang Gang) Economic and Technology Development Area, Tianjin, People’s Republic of China

Item 2.

	(a)	Name of Person Filing:

	(b)	Address of Principal Business Office or, if None, Residence:

	(c)	Citizenship:

This Schedule 13G is being filed on behalf of (i) Iroquois Capital Management L.L.C., a Delaware limited liability company (“Iroquois”), (ii) Joshua Silverman, an individual who is a citizen of the United States of America (“Mr. Silverman”) and (iii) Richard Abbe, an individual who is a citizen of the United States of America (“Mr. Abbe,” together with Iroquois and Mr. Silverman, the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

The principal business office of all of the Reporting Persons is 641 Lexington Avenue, 26th Floor, New York, New York 10022.

	(d)	Title of Class of Securities:

Common Stock, par value $0.001 per share
	(e)	CUSIP Number:

82321P104

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

CUSIP No. 82321P104	Schedule 13G	Page 6 of 10 Pages

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

	(e)	☒	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

	(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

	(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:_____________________ _________________________________________

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

          (a) and (b)

As of the date hereof, each of the Reporting Persons may be deemed to be the beneficial owner of 1,908,570 shares of Common Stock which are issuable upon exercise of a warrant to purchase Common Stock (the “Warrant”) held by Iroquois Master Fund Ltd. (“Iroquois Master Fund”), and such shares of Common Stock represent beneficial ownership of approximately 9.99% of the Common Stock, based on (1) 17,196,229 shares of Common Stock issued and outstanding as reported in the Form 10-Q filed by the Issuer on November 14, 2012, plus (2) 1,908,570 shares of Common Stock issuable upon exercise of the Warrant.

The foregoing excludes 1,640,746 shares of Common Stock issuable upon exercise of the Warrant because the Warrant contains a blocker provision under which the holder thereof does not have the right to exercise the Warrant to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof or any of its affiliates, of more than 9.99% of the Common Stock. Without such blocker provision, each of the Reporting Persons may be deemed to have beneficial ownership of 3,549,316 shares of the Common Stock.

CUSIP No. 82321P104	Schedule 13G	Page 7 of 10 Pages

(c)	Number of shares as to which each Reporting Person has:

	(i)	Sole power to vote or to direct the vote: 0

	(ii)	Shared power to vote or to direct the vote: 1,908,570

	(iii)	Sole power to dispose or to direct the disposition of: 0

	(iv)	Shared power to dispose or to direct the disposition of: 1,908,570.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

See Exhibit 1.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

                    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 82321P104	Schedule 13G	Page 8 of 10 Pages

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2013

IROQUOIS CAPITAL MANAGEMENT L.L.C.

	By:	/s/ Joshua Silverman
Joshua Silverman, Authorized Signatory

/s/ Joshua Silverman
Joshua Silverman

/s/ Richard Abbe
Richard Abbe

CUSIP No. 82321P104	Schedule 13G	Page 9 of 10 Pages

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

CUSIP No. 82321P104	Schedule 13G	Page 10 of 10 Pages

Exhibit 1

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Date: February 11, 2013

IROQUOIS CAPITAL MANAGEMENT L.L.C.

	By:	/s/ Joshua Silverman
Joshua Silverman, Authorized Signatory

/s/ Joshua Silverman
Joshua Silverman

/s/ Richard Abbe
Richard Abbe